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                           May 1, 2023

       Samuel Riccitelli
       Interim President and Chief Executive Officer
       BIOCEPT INC
       9955 Mesa Rim Road
       San Diego, CA 92121

                                                        Re: BIOCEPT INC
                                                            Registration
Statement on Form S-1
                                                            Filed April 20,
2023
                                                            File No. 333-271355

       Dear Samuel Riccitelli:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Asa Henin